UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

34962G109
(CUSIP Number)

      August 28, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 34962G109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 225,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 225,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.01%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 34962G109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON South Ocean Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 151,067
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 151,067
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.35%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 34962G109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 185,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 185,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.65%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 34962G109	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 561,067
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 561,067
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.01%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 34962G109	13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer:	Forte Biosciences, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1124 W Carson Street

MRL Building 3-320

Torrance, California 90502

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
South Ocean Capital Management, LLC Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

Nemean Asset Management, LLC:

225 Via Palacio

Palm Beach Gardens, FL 33418

South Ocean Capital Management, LLC:

225 Via Palacio

Palm Beach Gardens, FL 33418

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian and Steven Oliveira:

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Nemean Asset Management, LLC – Florida South Ocean Capital Management, LLC – Florida
Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian
and Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number:	34962G109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 225,000 shares.

South Ocean Capital Management, LLC – 151,067 shares.

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian – 185,000 shares.

Steven Oliveira – 561,067 shares. Consists of securities owned by Nemean Asset Management, LLC, South Ocean Capital Management, LLC, and Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian.

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC, South Ocean Capital Management, LLC, and Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian.

(b)	Percent of Class:

Nemean Asset Management, LLC – 2.01%

South Ocean Capital Management, LLC –1.35%

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian– 1.65%

Steven Oliveira – 5.01%

The foregoing percentages are based on 11,204,844 shares of common stock outstanding as of August 4, 2020 as disclosed in the Issuer’s prospectus filed with the SEC on August 10, 2020.

CUSIP No. 34962G109	13G	Page 7 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 225,000 shares.

South Ocean Capital Management, LLC – 151,067 shares.

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian – 185,000 shares.

Steven Oliveira – 561,067 shares.

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 0 share.

South Ocean Capital Management, LLC – 0 share.

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian – 0 share.

Steven Oliveira – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 225,000 shares.

South Ocean Capital Management, LLC – 151,067 shares.

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian – 185,000 shares.

Steven Oliveira – 561,067 shares.

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0 share.

South Ocean Capital Management, LLC – 0 share.

Steven M Oliveira Roth IRA, Interactive Brokers LLC Custodian – 0 share.

Steven Oliveira – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 34962G109	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2020

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
	Name:	Steven Oliveira
	Title:	Authorized Signatory

SOUTH OCEAN CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Oliveira
	Name:	Steven Oliveira
	Title:	Authorized Signatory

STEVEN M OLIVEIRA ROTH IRA, INTERACTIVE BROKERS LLC CUSTODIAN

/s/ Steven Oliveira
Steven Oliveira

/s/ Steven Oliveira
Steven Oliveira